FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                          For the month of July 2004


                       Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
           --------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
                 ---------------------------------------------
                (Translation of Registrant's name into English)


                      12th Floor, Jeevan Bharati Tower-1
                             124 Connaught Circus
                               New Delhi 110 001
                                     India
                   -----------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F _X__                 Form 40-F ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ___           No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

         Attached hereto is a copy of a press release related to license fees issued by Mahanager Telephone Nigam Limited, dated July 1, 2004.

                                 PRESS RELEASE

                    HISTORICAL JUDGEMENT IN FAVOUR OF MTNL

MTNL has been paying license fee to DOT for operating telecommunication services under the Indian Telegraph Act, 1884. Initially the token license fee was payable @ Rs. 101/- per annum. From Financial year 1993-94, the License Fee was enhanced to Rs.800/- per Working Direct Exchange Line (WDEL). Later on, it was changed to Rs. 900 per DEL and then to 12% of AGR. So far license fee paid by MTNL to DOT for the financial years from 1993-94 to 2003-04 amounts to Rs. 3,864.41 crores the details of which are as under:


                                                                             (Rs in crores)
 ---------------------- -------------------- --------------------------- -------------------------
 Fin Year               Amount               Fin.Year                    Amount
 ---------------------- -------------------- --------------------------- -------------------------
 1993-94                124.85               1999-00                     328.86
 ---------------------- -------------------- --------------------------- -------------------------
 1994-95                147.95               2000-01                     361.53
 ---------------------- -------------------- --------------------------- -------------------------
 1995-96                198.68               2001-02                     665.24
 ---------------------- -------------------- --------------------------- -------------------------
 1996-97                234.70               2002-03                     581.82
 ---------------------- -------------------- --------------------------- -------------------------
 1997-98                271.11               2003-04                     642.96
 ---------------------- -------------------- --------------------------- -------------------------
 1998-99                306.61               Total                       3864.41
 ---------------------- -------------------- --------------------------- -------------------------

   The above amounts have been consistently disallowed by the Income Tax Deptt. on the following grounds :

>>       Licence fee has been fixed arbitrarily by DOT without any rationale.
>>       There is no reason &  justification  for DOT to claim and MTNL to pay additional  amount  allegedly  under the garb of licence fee.
>>       Licence fee is nothing but  appropriation  of income by DOT without having any  overriding  title over the same.
>>       Licence fee is diversion of income by mutual understanding, adjustment and acceptability.


So far, MTNL has deposited tax and interest on disallowance of Licence Fee for the financial years 1994-95 to 2001-02 amounting to approx. Rs.1,116.67 crores respectively as under:

                                                                                                  (Rs in crores)
-------------------- --------------- -------------- --------------------- -------------- ----------------
Fin. Year            Tax             Intt.          Fin. Year             Tax            Intt.
-------------------- --------------- -------------- --------------------- -------------- ----------------
1994-95              68.06           62.00          1999-00               126.61          0.00
-------------------- --------------- -------------- --------------------- -------------- ----------------
1995-96              91.39             0.00         2000-01                23.00         2.00
-------------------- --------------- -------------- --------------------- -------------- ----------------
1996-97              100.92          93.00          2001-02               237.49         68.00
-------------------- --------------- -------------- --------------------- -------------- ----------------
1997-98              94.89           42.00
-------------------- --------------- -------------- --------------------- -------------- ----------------
1998-99              107.31            0.00         Total                 849.67         267.00
-------------------- --------------- -------------- --------------------- -------------- ----------------


In the case of VSNL, the Hon'ble ITAT Mumbai Bench has held that license fee is an allowable expenditure. Income Tax Department, Mumbai has accepted the decision of ITAT, Mumbai and the appeal filed before Hon'ble Mumbai High Court has been withdrawn as per instructions issued by Central Board of Direct Taxes
(CBDT) to Chief Commissioner of Income Tax (Mumbai). In the case of MTNL, the Assessing Officer has been disallowing License fee for all the years ignoring the order of ITAT.

Now in the case of MTNL for the Assessment Year 1997-98, the Hon'ble ITAT Delhi Bench has held that License fee paid by the MTNL to DOT is a statutory liability and the same is an allowable deduction in the year to which it relates. While clarifying the above ITAT order, they have further pointed out that Revenue Sharing, which has been communicated by DOT under the same memorandum has been allowed by IT Deptt. Finally the Bench has given directions to the Assessing Officer to allow the License Fee.

For the AY 97-98, as against the payment of tax of Rs.211.18 crores (out of which Rs. 194 crores relates to disallowance of licence fee) which was deposited after the attachment order of IT Deptt. in March 2000, MTNL is eligible to get refund of around Rs. 264.00 crores. The excess refund is on account of Interest payable by the IT Deptt.

The above order of ITAT relates to Assessment Year 1997-98 but the cases of other assessment year are still pending before ITAT. As per normal practice, once an item is decided by the Tribunal, this is being followed for the other years also. Therefore, MTNL will be pleading before the IT Deptt. to apply the effect of this judgement of ITAT for Ay 97-98 to all other years in which Licence Fee has been disallowed. In effect, MTNL will be benefiting with cash refunds with approx. Rs. 1116.67 crores for all these assessment years if allowed by the Deptt.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Mahanagar Telephone Nigam Limited




                                           By  /s/ R.S.P. Sinha
                                             -----------------------------------
                                             Name:  R.S.P. Sinha
                                             Title: Chairman & Managing Director


Date:   July 7, 2004